UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   King, John Joseph
   2222 Wellington Court
   Lisle, IL  60532
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   MOLEX INCORPORATED
   MOLX, MOLXA
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   July 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |07/03/|J(2)| |1,391             |A  |           |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |07/03/|J(2)| |726               |A  |           |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |07/03/|J(2)| |541               |A  |           |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |07/18/|M   | |9,765             |A  |$12.9024   |71,264(1)          |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |360(1)             |I     |Jointly w/Spouse           |
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Common Stock               |      |    | |                  |   |           |110(1)             |I     |By Spouse                  |
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Class A Common Stock       |07/18/|F   | |3,326             |D  |$37.875    |33,562(1)          |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           |360(1)             |I     |Jointly w/Spouse           |
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Class A Common Stock       |07/29/|J(5)| |10                |A  |           |60(1)              |I     |By Spouse                  |
                           |97    |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           |3,193(1)           |I     |By Child                   |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock Option|$12.9024|07/18|X   | |9,765      |D  |(3)  |08/25|Common Stock|9,765  |       |.625(1)     |D  |            |
 (Right to Buy)       |(1)     |/97  |    | |           |   |     |/97  |            |       |       |            |   |            |
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Incentive Stock Option|$15.68(1|     |    | |           |   |(3)  |07/16|Common Stock|       |       |9,765.637(1)|D  |            |
 (Right to Buy)       |)       |     |    | |           |   |     |/98  |            |       |       |            |   |            |
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Incentive Stock Option|$20.704(|     |    | |           |   |(3)  |07/29|Common Stock|       |       |5,859.375(1)|D  |            |
 (Right to Buy)       |1)      |     |    | |           |   |     |/99  |            |       |       |            |   |            |
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Incentive Stock Option|$16.896(|     |    | |           |   |(4)  |04/15|Common Stock|       |       |48,828.125(1|D  |            |
 (Right to Buy)       |1)      |     |    | |           |   |     |/05  |            |       |       |)           |   |            |
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Stock Bonus Award (Rig|$0.00(1)|07/03|J(2)| |1,391      |D  |(2)  |07/31|Common Stock|1,391  |       |1,392.125(1)|D  |            |
ht to Acquire)        |        |/97  |    | |           |   |     |/99  |            |       |       |            |   |            |
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Incentive Stock Option|$27.20(1|     |    | |           |   |(3)  |07/31|Common Stock|       |       |8,593.75(1) |D  |            |
 (Right to Buy)       |)       |     |    | |           |   |     |/00  |            |       |       |            |   |            |
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Stock Bonus Award (Rig|$0.00(1)|07/03|J(2)| |726        |D  |(2)  |07/31|Common Stock|726    |       |1,454(1)    |D  |            |
ht to Acquire)        |        |/97  |    | |           |   |     |/00  |            |       |       |            |   |            |
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Incentive Stock Option|$22.20(1|     |    | |           |   |(3)  |07/11|Common Stock|       |       |7,500(1)    |D  |            |
 (Right to Buy)       |)       |     |    | |           |   |     |/01  |            |       |       |            |   |            |
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Incentive Stock Option|$29.60(1|     |    | |           |   |(4)  |10/25|Common Stock|       |       |50,000(1)   |D  |            |
 (Right to Buy)       |)       |     |    | |           |   |     |/07  |            |       |       |            |   |            |
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Stock Bonus Award (Rig|$0.00   |06/30|J(2)| |2,164      |A  |(2)  |07/31|Common Stock|2,164  |       |            |   |            |
ht to Acquire)        |        |/97  |    | |           |   |     |/01  |            |       |       |            |   |            |
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Stock Bonus Award (Rig|$0.00   |07/03|J(2)| |541        |D  |(2)  |07/31|Common Stock|541    |       |1,623       |D  |            |
ht to Acquire)        |        |/97  |    | |           |   |     |/01  |            |       |       |            |   |            |
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Incentive Stock Option|$36.875 |07/03|J(4)| |15,000     |A  |(4)  |07/03|Common Stock|15,000 |       |15,000      |D  |            |
 (Right to Buy)       |        |/97  |    | |           |   |     |/08  |            |       |       |            |   |            |
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Incentive Stock Option|$36.875 |07/03|J(3)| |15,000     |A  |(3)  |07/03|Common Stock|15,000 |       |15,000      |D  |            |
 (Right to Buy)       |        |/97  |    | |           |   |     |/02  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. On February 10, 1997, Issuer declared a 25% stock dividend payable April 25, 1997 to holders of record on March 31, 1997. As a result, the reporting person received the following: 1/4 share of Common Stock for each share of Common Stock outstanding; 1/4 share of Class A Common Stock for each share of Class A Common
Stock outstanding; and 1/4 share of Common Stock for each share of Class B Common Stock outstanding. Cash was paid in lieu of any fractional shares. All of the numerical data on Table I has been adjusted to reflect this stock dividend. In addition, pursuant to anti-dilution provisions contained in all of Issuer's stock plans, all numerical data regarding outstanding stock options, stock bonuses, or any other equity plans reported on Table II have been adjusted to reflect the stock dividend in the following manner: the number of shares have been multiplied by 1.25 and the price (if any) has been divided by 1.25.
2. Stock bonus awarded under The 1991 Molex Incorporated Executive Stock Bonus Plan in reliance upon the exemption provided by Rule 16b-3 that is distributable in four equal annual installments during the month of July contingent upon the reporting person remaining in the employ of the Issuer at the time of distribution.
3. Option granted under The 1991 Molex Incorporated Incentive Stock Option Plan in reliance upon the exemption provided by Rule 16b-3 that becomes exercisable one year after grant, expires five years after grant and vests in 25% annual increments on the anniversary date of the grant.
4. Long-term option granted under The 1991 Molex Incorporated Incentive Stock Option Plan in reliance upon the exemption provided by Rule 16b-3 that becomes exercisable 10 years after grant and expires 11 years after grant.
5.  Award from Issuer.
SIGNATURE OF REPORTING PERSON
John Joseph King
DATE
August 8, 1997